

**DIVISION OF
CORPORATION FINANCE**


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


Mail Stop 6010

October 28, 2008

VIA U.S. MAIL AND FAX (562) 906-8459

David Duquette
Chief Financial Officer
New Century Companies, Inc.
9835 Romandel Ave.
Santa Fe Springs, California 90670

> **Re:** **New Century Companies, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed May 15, 2008**
> **File No. 000-09459**

Dear Mr. Duquette:

     We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2007

Financial Statements, page F-1

Consolidated Balance Sheet, page F-2

1.   We note that you presented deferred consulting fees of $ (334,921) as a component of stockholders' equity and we see from footnote 8 that these amounts relate to stock issued for services. Please tell us why you believe it is appropriate to record these deferred consulting fees as a component of stockholders' equity based upon the guidance provided in paragraph 74 of SFAS 123R. Cite the accounting guidance upon which you based your accounting.

Note 9. Loss Per Share, page F-36

2.   We noted your disclosure on page F-28 that certain of your preferred stockholders waived their rights to preferred dividends and you recorded a reduction to dividends payable of $282,875. Please explain why you included the waived cumulative preferred dividends in 2006 and 2007 as a component to your calculation of net loss applicable to common stockholders. Please cite the accounting guidance upon which you based your accounting.

Exhibit 31

3.   We note that your filing contained management's report on internal control over financial reporting (on page 19) as required by Item 308T of Regulation S-B. As such, your certifications are required to include the introductory language in paragraph 4 of the certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company. Refer to Item 601(b)(31) of Regulation S-B. Please file an amendment to the Form 10-KSB that includes new, corrected certifications. You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Item 601(b)(31) of Regulation S-B.

Form 10-Q for the quarter ended June 30, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 2

Results of Operations For the Period Ended December 31, 2007 Compared to December 31, 2006, page 3

4.   Please tell us the reasons for the significant changes in each of your operating expenses, we note significant fluctuations in each from one period to the next from your Income Statement. In future filings please include a discussion of your results of operations that includes the causes of material changes from year to year in financial statement line items, to the extent necessary for an understanding of the company's business as a whole.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or Julie Sherman, Staff Accountant, at (202) 551-3640 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3554.

Sincerely,

Angela Crane
Branch Chief